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                            January 28, 2022

       Chaitanya Kanojia
       Chief Executive Officer
       Starry Holdings, Inc.
       38 Chauncy Street, Suite 200
       Boston, MA 02111

                                                        Re: Starry Holdings,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed January 14,
2022
                                                            File No. 333-260847

       Dear Mr. Kanojia:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Network Architecture, page 228, page 230

   1. We note your response to prior comment 8. Please revise to clarify whether any fiber backhaul providers
represent a material portion of your leases in the markets where you operate and which
markets have a limited number of fiber backhaul providers. In addition, provide
additional disclosure regarding the material terms of the lease agreements with the
backhaul providers.
 Chaitanya Kanojia
FirstName  LastNameChaitanya  Kanojia
Starry Holdings, Inc.
Comapany
January 28,NameStarry
            2022       Holdings, Inc.
January
Page  2 28, 2022 Page 2
FirstName LastName
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Shagufa R. Hossain